UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-39354

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Change of Directors

Departure of Independent Directors

On July 8, 2026, Ms. Jie Jiao (“Ms. Jiao”) ceased to be an independent director and the Chairman of the Audit Committee of the board of directors (the “Board”) of Quhuo Limited (the “Company”).

On July 8, 2026, Mr. Jingchuan Li (“Mr. Li”) ceased to be an independent director of the Board of the Company.

Ms. Jiao’s departure and Mr. Li’s departure were due to the expiration of their term and not as the result of any dispute or disagreement with the Company or the Board on any matters relating to the Company’s operations, policies, or practices.

Appointment of New Independent Directors

Effective from July 9, 2026, the Board appointed Mr. King Fui Lee (“Mr. Lee”) as an independent director and the Chairman of the Audit Committee of the Board of the Company.

The biographical information of Mr. Lee is set forth below:

Mr. Lee has extensive experience in corporate governance. He served as an independent non-executive director of China Creative Digital Entertainment Limited (8078.HK) from July 2019 to October 2022, of Wisdomcome Group Holdings Limited (8079.HK) from July 2019 to March 2026, and has been serving as an independent non-executive director of S&P International Holding Limited (1695.HK) since January 2022, where he is also a member of the audit committee. Mr. Lee is a certified public accountant with over 15 years of experience in auditing and financial management, having held senior finance positions at various companies and worked at KPMG as a Senior Audit Manager. He obtained his Master of Science in Accountancy from The Hong Kong Polytechnic University in 2012. He is an Associate Member of the Hong Kong Institute of Certified Public Accountants, a Fellow Member of the Association of Chartered Certified Accountants, and a Chartered Accountant of the Malaysian Institute of Accountants.

Mr. Lee does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Effective from July 9, 2026, the Board appointed Mr. Ke Zhang (“Mr. Zhang”) as an independent director of the Board of the Company.

The biographical information of Mr. Zhang is set forth below:

Mr. Ke Zhang has extensive experience in corporate administration, business operations and securities fund-related business management. Since May 2014, Mr. Zhang has been serving as a senior manager at CCB Principal Asset Management Co., Ltd. in Beijing, where he is responsible for securities fund-related business management, operational coordination and administrative functions. Prior to that, Mr. Zhang held management positions at Jilin Province JiaRui Engineering Machinery Co., Ltd. from July 2009 to May 2014 and Jilin Province Haiwai Waishi Service Co., Ltd. from July 2006 to July 2009, where he was responsible for business operations and administrative management. Mr. Zhang obtained his bachelor’s degree in Tourism and Accounting from Auckland University of Technology in New Zealand in 2003, and a diploma in Computer Science from Carich Business School in New Zealand in 2005.

Mr. Zhang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: July 9, 2026

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